Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES THIRD QUARTER 2025 RESULTS

•	Strong execution and operational excellence drove improved performance
•	Year-over-year comparison (third quarter of 2025 versus third quarter of 2024):

̵	Sales increased 2% to $10.5 billion, supported by a 3% rise in global light vehicle production
̵	Income from operations before income taxes was $473 million, down 32%, as the prior year included recognition of Fisker deferred revenue as Other income
̵	Adjusted EBIT increased 3% to $613 million, with a 10 basis-point improvement in Adjusted EBIT margin
̵	Diluted earnings per share were $1.08; Adjusted diluted earnings per share rose 4% to $1.33

•	Increase 2025 outlook for Sales, Adjusted EBIT Margin, and Adjusted Net Income attributable to Magna, reflecting confidence in our strategic positioning and execution
•	Board approved Normal Course Issuer Bid to purchase up to 10% of our public float of Common Shares

AURORA, Ontario, October 31, 2025 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2025.

"Our strong third quarter performance exceeded our expectations and underscores the resilience of our business amid dynamic operating conditions and evolving macroeconomic trends. These results reflect the strength of our global team and the effectiveness of our strategic execution.

Looking ahead, our updated 2025 Outlook reflects continued confidence in our ability to execute and deliver a solid fourth quarter to finish the year. We anticipate robust free cash flow, which will support future growth opportunities and reinforce our disciplined approach to capital allocation – all with a focus on creating long-term value for shareholders.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2025	2024	2025	2024
Reported

Sales	$10,462	$10,280	$31,162	$32,208
Income from operations before income taxes	$473	$700	$1,194	$1,161
Net Income attributable to Magna International Inc.	$305	$484	$830	$806
Diluted earnings per share	$1.08	$1.68	$2.94	$2.81

Non-GAAP Financial Measures(1)
Adjusted EBIT	$613	$594	$1,550	$1,640
Adjusted diluted earnings per share	$1.33	$1.28	$3.55	$3.72

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

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THREE MONTHS ENDED SEPTEMBER 30, 2025

We posted sales of $10.5 billion for the third quarter of 2025, an increase of 2% from the third quarter of 2024. The higher sales largely reflects:

•	the launch of new programs;
•	the net strengthening of foreign currencies against the U.S. dollar; and
•	3% higher global light vehicle production.

These factors were partially offset by:

•	the end of production of certain programs;
•	lower complete vehicle assembly volumes, substantially due to the end of production of the Jaguar I-Pace and E-Pace;
•	net customer price concessions subsequent to the third quarter of 2024; and
•	lower production on certain programs.

Adjusted EBIT increased to $613 million in the third quarter of 2025 compared to $594 million in the third quarter of 2024. This mainly reflects:

•	continued productivity and efficiency improvements, including the benefit of our operational excellence initiatives and recent restructuring activities; and
•	higher equity income.

These were partially offset by:

•	commercial items in the third quarters of 2025 and 2024, which had a net unfavourable impact on a year-over-year basis; and
•	higher tariff costs.

Income from operations before income taxes decreased to $473 million for the third quarter of 2025 compared to $700 million in the third quarter of 2024, which includes Other expense (income), net(2) items and Amortization of acquired intangibles totaling $75 million and ($160) million in the third quarters of 2025 and 2024, respectively. The most significant item in Other expense (income) in either period was the positive impact of recognizing $196 million of Fisker deferred revenue in the third quarter of 2024 as the associated agreements were cancelled. Excluding Other expense (income), net and Amortization of acquired intangibles from both periods, income from operations before income taxes increased $8 million in the third quarter of 2025 compared to the third quarter of 2024, largely reflecting the increase in Adjusted EBIT.

Net income attributable to Magna International Inc. was $305 million for the third quarter of 2025 compared to $484 million in the third quarter of 2024. Excluding Other expense (income), net, after tax and Amortization of acquired intangibles from both periods, net income attributable to Magna International Inc. increased $6 million in the third quarter of 2025 compared to the third quarter of 2024.

Diluted earnings per share were $1.08 in the third quarter of 2025, compared to $1.68 in the comparable period. Adjusted diluted earnings per share were $1.33, compared to $1.28 for the third quarter of 2024, an increase of 4%. The increase in adjusted diluted earnings per share reflects the impacts of higher adjusted EBIT and a lower share count resulting from share repurchases over the past 12 months.

In the third quarter of 2025, we generated cash from operations before changes in operating assets and liabilities of $787 million and $125 million in operating assets and liabilities. Investment activities for the third quarter of 2025 included $267 million in fixed asset additions, a $100 million increase in investments, other assets and intangible assets, and $2 million in private equity investments.

(2)	Other expense (income), net is comprised of restructuring activities, loss (gain) on sales of public equity investments, revaluations of certain public and private equity investments and public company warrants, asset impairments, Fisker Inc. ["Fisker"] related impacts (recognition of previously deferred revenue, restructuring, impairment of Fisker related net assets, and the impairment of Fisker warrants), and gain on business combination during the three and nine months ended September 30, 2025 & 2024. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

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NINE MONTHS ENDED SEPTEMBER 30, 2025

We posted sales of $31.2 billion for the nine months ended September 30, 2025, compared to $32.2 billion for the nine months ended September 30, 2024. The lower sales largely reflects:

•	2% lower light vehicle production in both North America and Europe;
•	lower complete vehicle assembly volumes, substantially due to the end of production of the Jaguar I-Pace and E-Pace; and
•	the end of production of certain programs.

These were partially offset by the launch of new programs.

Adjusted EBIT decreased to $1.55 billion for the nine months ended September 30, 2025 compared to $1.64 billion for the nine months ended September 30, 2024 primarily due to:

•	reduced earnings on lower sales; and
•	higher tariff costs.

These were partially offset by continued productivity and efficiency improvements, including the benefit of our operational excellence initiatives and recent restructuring activities.

During the nine months ended September 30, 2025, income from operations before income taxes was $1.19 billion, and net income attributable to Magna International Inc. was $830 million, increases of $33 million and $24 million, respectively, each compared to the nine months ended September 30, 2024.

During the nine months ended September 30, 2025, diluted earnings per share were $2.94, compared to $2.81 in the nine months ended September 30, 2024. Adjusted diluted earnings per share were $3.55, compared to $3.72 for the nine months ended September 30, 2024.

During the nine months ended September 30, 2025, we generated cash from operations before changes in operating assets and liabilities of $2.10 billion and used $480 million in operating assets and liabilities. Investment activities included $781 million in fixed asset additions, a $342 million increase in investments, other assets and intangible assets, and $6 million in public and private equity investments.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended September 30, 2025, we paid $136 million in dividends to shareholders.

Our Board of Directors declared a fourth quarter dividend of $0.485 per Common Share, payable on November 28, 2025 to shareholders of record as of the close of business on November 14, 2025.

OTHER MATTERS

Subject to the approval by the Toronto Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid ("NCIB") to purchase up to approximately 25.3 million of our Common Shares, representing 10% of our public float of Common Shares. This NCIB is expected to be effective on November 7, 2025 and will terminate no later than November 6, 2026.

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SEGMENT SUMMARY

	THREE MONTHS ENDED SEPTEMBER 30,
($Millions)	Sales			Adjusted EBIT
	2025	2024	Change	2025	2024	Change
Body Exteriors & Structures	$4,147	$4,038	$109	$305	$273	$32
Power & Vision	3,854	3,837	17	236	279	(43)
Seating Systems	1,520	1,379	141	62	51	11
Complete Vehicles	1,085	1,159	(74)	29	27	2
Corporate and Other	(144)	(133)	(11)	(19)	(36)	17
Total Reportable Segments	$10,462	$10,280	$182	$613	$594	$19

	THREE MONTHS ENDED SEPTEMBER 30,
	Adjusted EBIT as a percentage of sales
	2025	2024	Change
Body Exteriors & Structures	7.4%	6.8%	0.6%
Power & Vision	6.1%	7.3%	(1.2)%
Seating Systems	4.1%	3.7%	0.4%
Complete Vehicles	2.7%	2.3%	0.4%
Consolidated Average	5.9%	5.8%	0.1%

	NINE MONTHS ENDED SEPTEMBER 30,
($Millions)	Sales			Adjusted EBIT
	2025	2024	Change	2025	2024	Change
Body Exteriors & Structures	$12,366	$12,932	$(566)	$882	$912	$(30)
Power & Vision	11,357	11,605	(248)	522	575	(53)
Seating Systems	4,265	4,289	(24)	74	156	(82)
Complete Vehicles	3,587	3,784	(197)	101	74	27
Corporate and Other	(413)	(402)	(11)	(29)	(77)	48
Total Reportable Segments	$31,162	$32,208	$(1,046)	$1,550	$1,640	$(90)

	NINE MONTHS ENDED SEPTEMBER 30,
	Adjusted EBIT as a percentage of sales
	2025	2024	Change
Body Exteriors & Structures	7.1%	7.1%	—
Power & Vision	4.6%	5.0%	(0.4)%
Seating Systems	1.7%	3.6%	(1.9)%
Complete Vehicles	2.8%	2.0%	0.8%
Consolidated Average	5.0%	5.1%	(0.1)%

For further details on our segment results, please see our Management's Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

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2025 OUTLOOK

We disclose a full-year Outlook annually in February with quarterly updates. The following Outlook is an update to our previous Outlook in August 2025.

Updated 2025 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	15.0	14.7
Europe	16.6	16.6
China	31.5	30.8

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.717	U.S. $0.715
1 euro equals	U.S. $1.129	U.S. $1.127

Light vehicle production assumptions reflect near-term original equipment manufacturer ["OEM"] production release information, including announced production downtime at certain OEM assembly facilities, but do not include the potential impact of tariffs and other trade measures on vehicle costs, vehicle affordability or consumer demand, nor the impact of these on vehicle production.

Updated 2025 Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$16.2 - $16.6 billion	$16.0 - $16.6 billion
Power & Vision	$15.0 - $15.3 billion	$14.9 - $15.3 billion
Seating Systems	$5.6 - $5.8 billion	$5.4 - $5.7 billion
Complete Vehicles	$4.7 - $4.9 billion	$4.6 - $4.9 billion
Company Sales	$41.1 - $42.1 billion	$40.4 - $42.0 billion

Adjusted EBIT Margin(3)	5.4% - 5.6%	5.2% - 5.6%

Equity Income (included in Adj. EBIT)	$105 - $130 million	$75 - $105 million

Interest Expense, net	~$215 million	~$210 million

Income Tax Rate(4)	~24%	~25%

Adjusted Net Income attributable to Magna(5)	$1.45 - $1.55 billion	$1.35 - $1.55 billion

Capital Spending	~$1.5 billion	$1.6 - $1.7 billion

Notes

(3)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information
(4)	The Income Tax Rate has been calculated using Adjusted EBIT less interest expense and is based on current tax legislation
(5)	Adjusted Net Income attributable to Magna represents Net Income excluding Other expense, net and Amortization of acquired intangible assets, net of tax

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2025 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

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KEY DRIVERS OF OUR BUSINESS

Our business and operating results are dependent on light vehicle production by our customers in three key regions – North America, Europe, and China. While we supply systems and components to many OEMs globally, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: OEM, supplier or sub-supplier disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; labour disruptions and the availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to the pace of EV adoption; and other factors.

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations, and to improve comparability between fiscal periods. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

Adjusted EBIT

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2025	2024	2025	2024
Net income	$333	$508	$880	$862
Add:
Amortization of acquired intangible assets	27	28	82	84
Interest expense, net	65	54	167	159
Other expense (income), net	48	(188)	107	236
Income taxes	140	192	314	299
Adjusted EBIT	$613	$594	$1,550	$1,640

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2025	2024	2025	2024
Sales	$10,462	$10,280	$31,162	$32,208
Adjusted EBIT	$613	$594	$1,550	$1,640
Adjusted EBIT as a percentage of sales	5.9%	5.8%	5.0%	5.1%

Adjusted diluted earnings per share

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2025	2024	2025	2024
Net income attributable to Magna International Inc.	$305	$484	$830	$806
Add (deduct):
Amortization of acquired intangible assets	27	28	82	84
Other expense (income), net	48	(188)	107	236
Tax effect on Amortization of acquired intangible assets and Other expense (income), net	(5)	45	(18)	(57)
Adjusted net income attributable to Magna International Inc.	$375	$369	$1,001	$1,069
Diluted weighted average number of Common Shares outstanding during the period (millions):	281.8	287.3	281.9	287.2
Adjusted diluted earnings per share	$1.33	$1.28	$3.55	$3.72

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items, however, may be significant.

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This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter ended September 30, 2025 results on Friday, October 31, 2025 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-715-9871. International callers should use 1-646-307-1963. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

ABOUT MAGNA

Magna is one of the world’s largest automotive suppliers and a trusted partner to automakers in the industry’s most critical markets—North America, Europe, and China. With a global team and footprint spanning 28 countries, we bring unmatched scale, trusted reliability, and proven execution. Backed by nearly seven decades of experience, we combine deep manufacturing expertise with innovative vehicle systems to deliver performance, safety, and quality.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production

•      Light vehicle sales levels, including due to:

- A decline in consumer confidence

- Economic uncertainty

- Elevated interest rates and availability of consumer credit

- Deteriorating vehicle affordability

•      Tariffs and/or other actions that erode free trade agreements

•      Production deferrals, cancellations and volume reductions

•      Production and supply disruptions

•      Commodities prices

•      Availability and relative cost of skilled labour

Total Sales Segment Sales

•      Same risks as for Light Vehicle Production above

•      Alignment of our product mix with production demand

•      Customer concentration

•      Uncertain pace of EV adoption. Including North American electric vehicle program deferrals, cancellations and volume reductions and growth with EV-focused OEMs, particularly Chinese OEMs

•      Shifts in market shares among vehicles or vehicle segments

•      Shifts in consumer "take rates" for products we sell

•      Relative currency values

Adjusted EBIT Margin Net Income Attributable to Magna

•      Same risks as for Total Sales and Segment Sales above

•      Execution of critical program launches

•      Operational underperformance

•      Product warranty/recall risks

•      Production inefficiencies

•      Unmitigated incremental tariff costs

•      Restructuring costs and/or impairment charges, including due to the ‘reshoring’ of production to the U.S.

•      Inflation

•      Ability to secure planned cost recoveries from our customers and/or otherwise offset higher input costs

•      Price concessions

•      Risks of conducting business with newer EV-focused OEMs

•      Commodity cost volatility

•      Scrap steel price volatility

•      Tax risks

Equity Income

•      Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna

•      Risks related to conducting business through joint ventures

•      Risks of doing business in foreign markets

•      Legal and regulatory proceedings

•      Changes in law

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•      unpredictable tariff and trade environment;

•      trade disputes and threats to free trade agreements;

•      consumer confidence levels;

•      increasing economic uncertainty;

•      interest rates and availability of consumer credit;

•      geopolitical risks;

Risks Related to the Automotive Industry

•      program deferrals, cancellations and volume reductions;

•      economic cyclicality;

•      regional production volume declines;

•      deteriorating vehicle affordability;

•      uncertain pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions;

•      intense competition;

Strategic Risks

•      planning and forecasting challenges;

•      evolution of the vehicle;

•      evolving business risk profile;

•      technology and innovation;

•      investments in mobility and technology companies;

Customer-Related Risks

•      customer concentration;

•      market shifts;

•      growth of EV-focused OEMs, particularly Chinese OEMs;

•      risks of conducting business with newer EV-focused OEMs;

•      dependence on outsourcing;

•      customer cooperation and consolidation;

•      consumer take rate shifts;

•      customer purchase orders;

•      potential OEM production-related disruptions;

Pricing Risks

•      quote/pricing assumptions;

•      customer pricing pressure/contractual arrangements;

•      commodity cost volatility;

•      scrap steel/aluminum price volatility;

Warranty/Recall Risks

•      repair/replace costs;

•      warranty provisions;

•      product liability;

Climate Change Risks

•      transition risks and physical risks;

•      strategic and other risks;

IT Security/Cybersecurity Risks

•      IT/cybersecurity breach;

•      product cybersecurity;

Acquisition Risks

•      inherent merger and acquisition risks;

•      acquisition integration and synergies;

Other Business Risks

•      joint ventures;

•      intellectual property;

•      risks of doing business in foreign markets;

•      relative foreign exchange rates;

•      pension risks;

•      tax risks;

•      returns on capital investments;

•      financial flexibility;

•      credit ratings changes;

•      stock price fluctuation;

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Supply Chain Risks

•      supply base;

•      supplier claims;

•      supply chain disruptions;

•      regional energy supply and pricing;

Manufacturing/Operational Risks

•      product launch;

•      operational underperformance;

•      restructuring costs and impairment charges, including those related to the ‘reshoring’ of production to the U.S.;

•      skilled labour attraction/retention;

•      leadership expertise and succession;

Legal, Regulatory and Other Risks • legal and regulatory proceedings; • changes in laws; and • environmental compliance.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management’s Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

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